FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Notice of Other Relevant Information dated December 22, 2020

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), pursuant to the provisions of the Securities Market Law, hereby releases the following:

OTHER RELEVANT INFORMATION

Banco Santander's board of directors has resolved, at the proposal of the appointments committee, to appoint Ms Gina Diez Barroso as a new independent director after having obtained the required regulatory authorisations.

Ms Gina Diez Barroso, a Mexican entrepreneur, is the founder and president of Diarq Group, a Mexican company devoted to architecture and design that carries out real estate projects in Mexico and the United States, as well as of Universidad Centro, Mexico City's first university specialising in creative studies. She has a long career dating back more than 20 years in the real estate and education sectors, in addition to the experience she acquired in banking as an independent director of Banco Santander Mexico. She also has extensive knowledge of responsible business and sustainability as a result of having been a charter member and trustee of foundations focusing on education, gender diversity and social support.

Ms Gina Diez Barroso will fill the vacancy left by Mr Rodrigo Echenique, who has given notice of his resignation as director after 32 years and a long career at the Santander Group, and after having stepped down from his executive positions as vice chairman of the Bank and chairman of Santander Spain in May 2019.

Her appointment will be submitted for ratification at the next general shareholders’ meeting of Banco Santander.

With the addition of Ms Gina Diez Barroso, the board of directors of Banco Santander will continue to be made up of 15 members, 60% of whom are independent directors. Furthermore, 40% of the board will once again be women, with which the board will again reach the target of ensuring that both genders' representation remains between 40% and 60%, after the percentage for women had temporarily fallen below the target in October 2020. Santander’s board is diverse in terms of gender, nationality (Spanish, British, Brazilian, American, Mexican and Portuguese) and in the sectors represented (financial, industrial, technological and academic).

Boadilla del Monte, Madrid, 22 December 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 22, 2020	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer